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                                                                      Exhibit 20


FOR IMMEDIATE RELEASE
---------------------

Summary ...    MERCANTILE BANKSHARES REPORTS
               ON NET INTEREST MARGINS



                    June 20, 2001      Baltimore, Maryland



        Mercantile Bankshares Corporation (Nasdaq: MRBK) today reported current information concerning the effect of reductions in short-term interest rates on its net interest margin and earnings.

        When the Federal Reserve was increasing short-term interest rates during 2000, Mercantile's net interest margin peaked in the second quarter at 5.32%. Since the beginning of 2001, however, the Federal Reserve has lowered short-term interest rates by 250 basis points.

        As previously disclosed, Mercantile is asset sensitive (i.e., assets reprice more quickly than liabilities in response to changes in interest rates). As a result, Mercantile's net interest margin tends to compress and growth in net interest income tends to slow in a falling interest rate environment. Accordingly, the net interest margin is expected to decline from the 5.09% reported for the first quarter of this year to approximately 4.88% during the second quarter, and Mercantile expects to report diluted earnings per share of about $.62 for the quarter ending June 30, 2001, unchanged from the prior year. Continuing loan growth, which has generated increases in interest income, has not entirely offset the effects of the compression in the margin.

        While management currently expects that the net interest margin will stabilize and slightly improve during the second half of this year as interest rates stabilize and certain term liabilities mature, the slower growth in net interest income is projected to translate into slower growth in earnings per share for 2001 than Mercantile has reported in recent years.

                                  (continued)
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Cautionary Statement

This release contains forward-looking statements within the meaning of and pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. A forward-looking statement encompasses any estimate, prediction, opinion or statement of belief contained in this release, and the underlying management assumptions. Forward-looking statements are based on current expectations and assessments of potential developments affecting market conditions, interest rates and other economic conditions, and results may ultimately vary from the statements made in this release.




                                                            David E. Borowy
                                                            Vice President
                                                            Investor Relations
                                                            (410) 347-8361